UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2016 (December 22, 2016)

SURGE COMPONENTS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-27688	11-2602030
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

95 East Jefryn Blvd. Deer Park, New York	11729
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (631) 595-1818

Not Applicable

(Former Name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 22, 2016, Surge Components, Inc. (the “Company”) and the current members (the “Insiders”) of its Board of Directors (the “Board”) entered into a settlement agreement (the “Settlement Agreement”) with Michael D. Tofias and Bradley P. Rexroad (collectively, the “Stockholders”).

The Settlement Agreement provides, among other things, that:

●	the Stockholders irrevocably withdraw their director nominations for the Board and stockholder proposals for the Company’s annual meeting of stockholders for fiscal year 2015 (the “Meeting”);
●	the Stockholders will vote all of their shares of common stock of the Company in accordance with the Board’s recommendations with respect to the election of the Board’s director nominees, the ratification of the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2016 (the “2017 Meeting”) and the ratification of the Company’s rights plan;
●	the Company will hold the Meeting on January 5, 2017 and will hold its annual meeting of stockholders for fiscal year 2016 by December 29, 2017;
●	the Board and the Stockholders will identify a mutually acceptable independent director to join the Board as a Class C director by February 28, 2017 and the Board will include that new director among its director nominees for the 2017 Meeting;
●	the Company will not make any stock or option grants or grant any other non-cash compensation to its current officers and directors until December 23, 2017;
●	the Company will take all steps to (i) change its state of incorporation from the State of Nevada to the State of Delaware and (ii) declassify the Board on a rolling basis by June 30, 2017, and the Company will convene a special meeting of stockholders of the Company for the purpose of approving such actions, at which meeting the Stockholders and the Insiders will vote all of their shares of common stock of the Company in favor of such actions;
●	the Company will commence an issuer tender offer to all of its stockholders to repurchase at least 5.0 million shares of its common stock at a price of $1.43 per share (the “Tender Offer”), which Tender Offer will be completed by March 15, 2017;
●	until the day after the announcement of the completion of the Tender Offer, the Board will be composed of no more than seven individuals;
●	the Stockholders will tender all of the shares of common stock of the Company that they hold beneficially or of record in the Tender Offer, subject to limited exceptions;
●	the Company’s officers and directors will not participate in the Tender Offer and will not transfer or sell any of their shares until six months after the Tender Offer is completed;
●	subject to certain conditions, if the Tender Offer is not completed by March 15, 2017, the Company will (i) appoint the Stockholders to the Board as Class A directors with terms expiring at the Company’s annual meeting of stockholders for fiscal year 2018 (the “2019 Meeting”) and (ii) reduce the size of the Board to six directors, including the Stockholders;
●	the Stockholders will withdraw with prejudice their lawsuit against the Company and the Insiders pending in the State of Nevada; and
●	the Stockholders will be subject to customary standstill provisions until the termination of the Settlement Agreement.

Pursuant to the Settlement Agreement, the Company also agreed to reimburse the expenses of the Stockholders associated with their investment in the Company, including their proxy solicitation and litigation costs, in an amount not to exceed $300,000.

The Settlement Agreement terminates on the date that is 15 business days prior to the deadline for the submission of director nominations and stockholder proposals for the 2019 Meeting.

The above summary is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached herewith as Exhibit 10.1 to this Current Report on Form 8-K (“Form 8-K”) and incorporated herein by reference.

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Item 8.01 Other Events.

On December 22, 2016, the Company issued a press release announcing the entry into the Settlement Agreement.  A copy of the press release is attached herewith as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Description
10.1

Settlement Agreement, dated as of December 22, 2016, by and among Surge Components, Inc.,

Ira Levy, Steven J. Lubman, Alan Plafker, Lawrence Chariton, Gary Jacobs and Martin Novick, and Messrs. Michael D. Tofias and Bradley P. Rexroad.

99.1	Press Release, dated as of December 22, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Surge Components, Inc.

Date: December 23, 2016	By:	/s/ Ira Levy
	Name:	Ira Levy
	Title:	Chief Executive Officer

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